Exhibit 99.3

I, P. James F. Barr, P.Geo, do hereby consent to the public filing of the technical report prepared for SilverCrest Mines Inc. (the “Company”) entitled

“MINERAL RESOURCE ESTIMATE FOR THE

CRUZ DE MAYO PROPERTY, SONORA, MEXICO

NI 43-101 TECHNICAL REPORT

PREPARED FOR SILVERCREST MINES INC.

AND SILVERCREST METALS INC.”

dated August 24th, 2015, and effective August 15th, 2015 (the “Technical Report”), and to extracts from, or a summary of, the Technical Report in the news release of the Company dated August 27th, 2015 (the “News Release”) and the joint information circular (the “Circular”) of the Company dated August 24th, 2015.

I also confirm that I have read the News Release and the Circular and that these documents fairly and accurately represent the information in the Technical Report for which I am responsible.

Dated this 27th day of August, 2015.

Original signed and sealed by
“P. James F. Barr”

P. James F. Barr, P.Geo
Senior Geologist, Tetra Tech EBA. Inc.